Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-25	August 24, 2012

International Tower Hill Grants Incentive Options

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces that, pursuant to its 2006 Incentive Stock Option Plan, it has granted options to purchase up to 4,700,000 common shares to directors, officers, employees and consultants. The options are exercisable at a price of $3.17 per share for a period of 5 years ending on August 24, 2017 and vest as to 1/3 on August 24, 2012, a further 1/3 on August 24, 2013 and the balance on August 24, 2014.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012, ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius
Jeffrey A. Pontius
Interim Chief Executive Officer

Contact Information:	Michelle Stachnik, Manager – Investor Relations
E-mail: mstachnik@ithmines.com
Direct line: 720-881-7646 Ext 203
Toll-Free: 1-855-208-4642

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.